Filed by Clearwater Analytics Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Enfusion, Inc.

Commission File No. 001-40949

The following is a transcript of the investor call held by Clearwater Analytics Holdings, Inc. on January 13, 2025:

Operator: Ladies and gentlemen, thank you for standing by and welcome to the Clearwater Analytics Investor Update Conference Call. At this time, all participants are in a listen-only mode. After the speakers’ presentation, there will be a question-and-answer session.

And now, I would like to welcome Joon Park, Head of Investor Relations, to begin the conference.

Joon Park: Thank you and welcome, everyone, to Clearwater Analytics Investor Update Conference Call, where we will discuss our transformative acquisition of Enfusion. Joining me on the call today are Sandeep Sahai, Chief Executive Officer, and Jim Cox, Chief Financial Officer.

I would like to remind all participants that during this conference call, any forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Expressions of future goals, including business outlook, expectations for future financial performance, expectations for the timing of the Enfusion acquisition and its expected benefits and similar items, including without limitation expressions using the terminology may, will, can, expect, and believe, and expressions which reflect something other than historical facts are intended to identify forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, including those discussed in the Risk Factors section of our filings with the SEC.

Actual results may differ materially from any forward-looking statements. The company undertakes no obligation to revise or update any forward-looking statements in order to reflect events that may arise after this conference call, except as required by law. For more information, please refer to the cautionary statement included in our press release relating to the acquisition of Enfusion issued this morning.

Lastly, all metrics discussed on this call are non-GAAP unless otherwise noted. With that, I will hand over to our CEO, Sandeep Sahai.

Sandeep Sahai: We are very happy to announce Clearwater’s planned acquisition of Enfusion, a global software company that has built a strong and widely respected cloud-native SaaS platform for asset managers and hedge funds. Over the past few years, Clearwater has built a market-leading single instance, multi-tenant platform that has been adopted by an increasingly wider set of clients across industries and geographies. Clients have adopted our platform in part because we have a modern cloud-native platform in an industry that is littered with inflexible and unscalable legacy solutions. We have coupled that with a strong track record of customer delight that has resulted in consistently high Net Promoter Scores of greater than 60, which is an outstanding metric.

Our clients want to do more with us and have frequently asked us to lean into adjacent areas to build out a true front-to-back platform. But we have resisted the opportunity to buy legacy solutions, to continue the build-out and have always had a very high bar for any acquisition.

Enfusion provides a unique opportunity. In many ways, they have traveled down a similar road as we have but were focused on the hedge fund industry and on asset managers. They built a single instance, multi-tenant, cloud-native platform using a very similar technology stack. Importantly, given their industry focus, they have outstanding capabilities in the front office, while we have traditionally focused on the middle and back office. This makes the combination unique and complementary. We have a proven track record of impeccable execution, delivering disruptive, innovative solutions to the market, while simultaneously improving unit economics, profitability, and cash flow, consistently delivering above expectations. Given that, we believe that this strategic acquisition will be attractive for our clients, our employees, and our shareholders.

Now let me pivot to the specific strategic value of this combination. Number one, front-to-back platform, this combination accelerates our journey towards building a front-to-back platform for the investment management industry, built uniquely and entirely on modern cloud technologies using a single instance, multi-tenant architecture. Why does it matter to our clients? Our clients will have the ability to get a comprehensive solution from a trusted partner who has delivered to them consistently over many years. And given the single instance, multi-tenant architecture, a platform that does not periodically need to go through expensive, laborious and disruptive upgrades. Additionally, and more importantly, they would be able to avoid the error-prone data handoff that happens between the front, middle and back office, which in turn creates all kinds of reconciliation issues, resulting in inefficiencies, inaccuracies and increased risk.

Clearwater would be able to provide front-to-back management of the data, which we believe is a significant value-add for our clients.

Number two, increased right to win in the asset management market. Approximately two-thirds of our core total addressable market comes from the asset management industry, but roughly one-third of our revenues comes from it. Enfusion has built and continues to build a next-generation platform for asset managers, but it has done so starting from the front office. Clearwater is on the same journey, but started from data ingestion, aggregation and reconciliation, accounting, compliance, regulatory reporting, and comprehensive client reporting, essentially the middle and back office. By combining the intellectual property and engineering talent within Enfusion and Clearwater, we believe that we will meaningfully increase our right to win across segments, geographies and sizes.

Number three, cross-selling, and in particular, taking Enfusion’s IBOR, portfolio management and order management functionality to Clearwater clients. As you are aware, we have a very strong and expanding presence among asset owners, defined as insurers, corporates, governments, pensions, endowments, foundations and REITs. Since this group accounts for more than two-thirds of our revenue, two years back we outlined a robust back-to-base strategy to expand our offering to these clients. We embarked on an effort to build new products that can address the customer pain felt with other components of the investment management technology stack. The combination of Clearwater and Enfusion will allow us to offer an industry-leading front office solution to our clients, who currently partner with us for their middle office, accounting, reporting and back office solutions. We expect this combination to accelerate our 1 bp to 4 bps journey and improve NRR.

Number four, the hedge fund industry. The hedge fund industry is one that Clearwater has limited presence in. Enfusion has an outstanding track record and wide acceptance as the disruptive end-to-end platform for hedge funds, and more broadly, the liquid alternatives market. By increasing our focus and allocating dedicated engineering and product expertise to the hedge fund industry, we expect to continue innovating and growing our presence there. We also expect to bring our world-class client servicing and operations to hedge fund clients around the world. Finally, this expansion is expected to increase our overall TAM by approximately $1.9 billion.

Number five, international markets. The international geographies account for more than half our TAM, but we currently derive only 18% of our revenue from outside the US. That opportunity has led us to make continued and significant investments in building infrastructure across Europe and Asia. Enfusion, on the other hand, has built a global company with international geographies, accounting for approximately 38% of their revenues. We believe this combination will increase our presence on the ground in these key geographies and accelerate our growth.

Number six, synergies and operational excellence. We see significant synergy opportunities in this combination on several fronts. Firstly, we believe we should be able to accelerate growth based on the increased right to win, high back-to-base sales, greater presence across geographies and increased TAM.

Secondly, we have built a highly robust execution infrastructure across India, Edinburgh and Boise that is operating effectively and at scale. Over the past few years, our operating rigor and our ability to harness Generative AI has allowed the Clearwater team to aggressively improve gross margin while improving client satisfaction. We expect to bring those skills to Enfusion and have very high confidence that we can drive meaningfully improved unit economics while also growing the emerging managed services business. And thirdly, we expect considerable synergies in G&A.

Number seven, this confidence in driving synergies is what makes us so excited about this transaction. We plan to reaccelerate Enfusion’s growth, improve gross margins, and deliver $20 million in operating cost efficiencies. Our ability and proven track record to drive these improvements allows us to make this a financially compelling transaction where we are paying approximately 24 times post-synergy EBITDA to buy Enfusion. Therefore, this is very accretive for our clients, our employees, and finally, our shareholders.

Our vision is to be the world’s most trusted and comprehensive technology platform that simplifies the entire investment lifecycle and eventually revolutionizes the world of investing. Our platform is built and will continue to evolve entirely on cloud-native technologies using a single instance, multi-tenant architecture. It will remain an open platform that allows for easy integrations with other technologies our clients may have for portfolio management, advanced risk and analytics, and alternative data sources. Thirdly, we don’t manage money ourselves, meaning there is no conflict of interest with our clients. We devote all of our attention to building better technology to serve them.

Finally, and most importantly, this acquisition will allow us to seamlessly manage data from the front office all the way to the back office, unlocking the full potential of our platform’s unique network effect. This combination, therefore, represents a giant step towards the realization of our goal. This acquisition and the related funding we are securing allows us to remain opportunistic about other capabilities we may acquire that have best-in-class functionality for every step of the investment management lifecycle. With projected combined revenues of approximately $750 million in 2025, this acquisition positions Clearwater to deliver scale, global reach and innovation.

With that, I will hand over to our Chief Financial Officer, Jim Cox, to provide additional details.

Jim Cox: Thank you, Sandeep, and thank you all for joining us today. I’m pleased to provide you with further details on our acquisition of Enfusion. We are incredibly excited about this combination and believe that together we will build a modern cloud-native, front-to-back platform capable of addressing the increasingly complex and global needs of our clients.

We are an ambitious company that wants to revolutionize the world of investing and the technology used by investment managers everywhere. This acquisition is a strong building block to realize those ambitions.

First, we should take a moment to understand that now is the time to act upon this strategic acquisition. Through consistent, durable and reliable growth, focus on our clients and a relentless passion for continuous improvement, we are in a privileged position of trust from our employees, our clients, and even you, our investors, to execute on the integration of this transaction.

Let me start with discussing our own financial performance. While this is not a Clearwater earnings call, we want to provide a brief overview. You will recall our impressive Q3 results, which included strong revenue growth, 26% growth in ARR year-over-year, and NRR, net revenue retention of 114%. While December numbers have not been finalized, I’m very happy to report that through the first two months of Q4, we have seen continued strength in our business, consistent with what we saw in Q3. We therefore expect to meet and exceed the guidance provided for the fourth quarter and full year 2024. Our ARR growth and the booking momentum we have gives us high confidence as we look ahead to Q1 and the full year 2025.

Looking back, I could not be more pleased with our performance over the past few years. Clearwater has delivered durable, reliable, topline growth, while also improving unit economics, profitability and cash flow. We have continued to invest aggressively in R&D to ensure we’re building products that are important for our current clients, and we have also invested aggressively in products for the future. We have successfully evolved our business model beginning in 2022 to drive more revenue stability, lower churn, and make our gross revenue retention more consistent.

Our client satisfaction and back-to-base sales growth have resulted in world-class net revenue retention metrics. We have managed costs very prudently throughout this journey. Put this all together and it results in a very strong and balanced financial profile, as we have become more profitable each quarter, making room for us to utilize debt to optimize our capital structure for you, our shareholders. We believe that the lessons we have learned in improving our own business over these past years can be applied across the Enfusion business as well.

Now let me turn my attention to the details of this transaction. All the details can be found in our 8-K filing, but I will summarize it for you now. Under the terms of the merger agreement, Enfusion shareholders will receive

$11.25 per share. The $11.25 per share consists of $5.85 per share in cash and $5.40 per share in Clearwater Class A Common Stock. This price represents a 13% premium over the January 10, 2025, closing price of the Enfusion stock. Additionally, we will pay $30 million to enable the retirement of the Enfusion TRA arrangement.

The ultimate exchange ratio will be determined at close, with a reference to a 10% collar around Clearwater Class A Common Stock price of $27.79. The actual price will be determined using the volume weighted average price of the 10-day trading period ending on the second to last trading day prior to the closing date.

In total, therefore, we expect to pay approximately $760 million in cash and issue between 23 million and 28 million shares to Enfusion shareholders. This equates to approximately 10% to 12% of our current fully diluted share count. To facilitate the cash payment, we have received debt financing commitments for a $800 million term loan and a $200 million revolving line of credit. This results in a combined gross leverage of approximately 3.7 times at close.

With our strong free cash flow characteristics, we expect to return to a leverage level below 3 times gross leverage in a reasonably short timeframe. As you could see from the sources and uses slide included in our investor deck, we currently expect to use about $60 million in cash from our balance sheet. The remaining cash and investments on our balance sheet and the increased revolver will provide us with over $350 million of liquidity.

Lastly, the transaction is nicely accretive with mid- to high-single digit percentage accretion in non-GAAP EPS expected in 2026. Let me also communicate a 2024 financial update for Enfusion. This has been provided by Enfusion management as part of the due diligence process. Enfusion management expects revenue for the full year 2024 to be approximately $201 million to $202 million. This equates to 15% to 16% year-on-year growth. Enfusion management expects the end-of-year ARR to be approximately $210 million to $211 million. This equates to a 13% to 14% year- on-year growth.

So what should investors expect to see from us as a result of this acquisition? First, what you’ve counted on, continued strong execution on the core Clearwater business, with revenue growth, gross margin expansion, and overall profitability achievement, all consistent with the expectations we set in our Investor Day back in September 2023.

Second, looking ahead, we expect to reaccelerate growth at Enfusion over the next two years, reaching a 20% growth rate at that time. We believe this will be achieved through a dedicated focus on the hedge fund industry, significantly enhanced penetration of the asset management industry, and finally, the ability to cross-sell front office solutions to Clearwater clients.

Third, with Enfusion being roughly 28% to 29% of our revenue going forward, we expect the joint company GRR to be in the mid- to high 90s and joint company net revenue retention to be close to 110.% We expect to work on their current commercial and contracting model to improve these metrics overall.

Number four, we plan to deliver 400 basis points EBITDA margin expansion within the Enfusion business in the first year after close and an additional 400 basis points in the second year after close, a total of 800 basis points improvement. We expect these improvements to be achieved through improved gross margins and delivering on the cost synergies Sandeep described.

With that, I will hand it off to Sandeep to provide some closing thoughts.

Sandeep Sahai: We are all very thankful for the trust that our customers, our employees and our investors continue to show in Clearwater. This is an exciting opportunity and we have strong conviction that this combination will allow the teams at Clearwater and Enfusion to deliver an industry-leading disruptive solution for our customers. By integrating the best-in-class platforms the two companies have built, we will finally be able to deliver a front-to- back platform for our clients. We will strive to deliver consistent, reliable growth while improving unit economics and profitability, as we have done in the past.

That ends our presentation and we look forward to answering your questions.

Operator: Thank you. We will now begin the question-and-answer session. [Operator Instructions] We have the first question from Kevin McVeigh with UBS. Please go ahead.

Kevin McVeigh: Great. Thank you so much and congratulations on what looks like a really, really nice opportunity. Obviously, it is Sandeep, Jim and the team [ph] were all (00:36:58) really, really helpful in terms of disclosures on the deck. I know you talked a little bit about the 20% growth in Enfusion over the next two years. How should we think about that in terms of the contribution of Clearwater overall in terms of growth? And then, is there a way to think about it’s all kind of one question, the module overlap and how does this enhance kind of JUMP and Wilshire as you think about kind of just the overall enterprise?

Sandeep Sahai: Yeah. Thank you for your question, Kevin. See, from our perspective, the first and the most important thing is growth. Obviously, we want profitable growth and we have done that in the past. But reaccelerating Enfusion’s growth to 20% is priority number one. So where could we help? Number one, our ability to provide a front-to-back solution to medium and large customers, I think will help them with their growth quite a bit. But the most important one is asset management. As you know, our clients in the asset management world tend to be the very large asset managers. While Enfusion came in from the other side, hedge funds, the smaller asset managers and medium-sized asset managers. The intellectual property required for both of these are different and our expectation is to merge them together and create a comprehensive solution for asset managers. And that, of course, will accelerate growth on both sides.

The third thing is Enfusion has a really, really respected platform, but specifically they do really well with an IBOR, a portfolio management system and an order management system. We can take all of that functionality to our customers, really asset owners who have sort of – who are the mainstay of our business with two-thirds of our revenue coming from there. Hedge funds itself, I think we have a lot more scale, and therefore, we would be able to accelerate their growth in hedge funds also. So, it is mostly when you think about it about growth, the good news is when you look at the business, we also see this 800 bp expansion opportunity with EBITDA. So it is about growth and growth and growth, but also ability to deliver this expansion. I don’t know, Jim, would you add anything to that?

Jim Cox: Now, I guess the only thing to add is just, overall, nothing has changed about the way we think about the world. 20% topline growth, consistent margin expansion, and we see that progressing over time.

Kevin McVeigh: Super helpful. Congratulations again. Thank you.

Sandeep Sahai: Thanks.

Operator: Thank you, Kevin. We now have Michael Infante with Morgan Stanley.

Michael Infante: Hi, guys. Thanks for taking our questions and echo that congratulations. Sandeep, I just wanted to ask one from the technology perspective, if you sort of think about the nature of Enfusion’s customer base, they’ve historically had to allocate to a handful of SMAs, but not necessarily thousands and thousands of accounts, right? So if you think about the nature of your customer base skewing mega-cap asset managers and insurance companies, how should we be thinking about what has to be done from a technology perspective in order for Enfusion to have solid attach rates with some of your largest customers?

Sandeep Sahai: Yeah. Thank you, Michael. That’s a really good question. I think the place where you got to start, Michael, is the technology itself. And as you know, there are many technologies in our industry which are more legacy. And it sounds easy that you can sort of repurpose all of that with new technology, and that’s horribly hard to do. The biggest strength about Enfusion compared to us is they use the same technology as we do. So if you look at how Enfusion got built and the architecture of the platform, single instance, multi-tenancy, cloud-native in the technologies they use, so really the foundation on both sides is really, really strong.

When our CTO went out and met with them, it was literally a pretty short meeting to figure out what technology they use and what we use and how we might integrate technologically. But your question is not about just the tech, it’s about the functionality in the business, and that’s where I think it is – this combination is so very interesting. But the point is that we went to the largest asset managers. And so we have that capability and we have been trying to bleed down and sort of make that functionality work for medium and small-sized asset managers. And when you think about what Enfusion has been doing, has been doing exactly the opposite. They start with the smaller ones and coming up. So I don’t want to make it sound like it’s really easy and we have it on day one. But one thing is for sure, all of that intellectual property needed for end-to-end asset managers of any size will be available in the house and using a tech stack which is common. So it gives us a really clear path, I think, of building this platform, which frankly the industry has been asking for a long period of time.

So, we feel really confident about the technology. And frankly, unless both parties thought that way, we would not do it, because as I’m sure you will agree, we have a business which is doing really well. I mean, the Q3 results were great. I think Jim talked about Q4. We look at 2025 with a very high degree of confidence. So unless we felt like this is something which is going to work for our clients and our employees, and therefore, we just simply wouldn’t have done it. So again, high degree of confidence on the technology front, but it does take time and effort.

Michael Infante: Understood. That’s very helpful. Maybe just one quick follow-up for me, Jim, just on the mid-single digit to high- single digit adjusted diluted EPS accretion in 2026, I take your point that part of that is driven by the $20 million in G&A related cost savings you’re going to be able to generate over the next couple of years. But as I think about the close to 900 clients that Enfusion has, I would imagine there’s fairly little overlap between your existing customer base. So is there any framing or sort of high level mental model we should be keeping in mind just in terms of how you thought about taking revenue synergies into that 2026 EPS accretion number?

Jim Cox: Yeah. So thanks, Michael. So, the two pieces that are in that 2026 EPS accretion number are obviously the operating expense synergies, which we talked about for $20 million, as well as the incremental improvement in gross margin. Sandeep spoke about that. I don’t want anyone to lose kind of that. We have done a tremendous job incrementing and improving our own gross margins. And I think that we will be able to replicate those lessons we have learned within our own business across the entire portfolio. And so, those are the two significant pieces to that kind of margin expansion.

On top of that then, you’re exactly right. I talked about all the costs first, but we should think about growth, growth, growth and growth. And so, we see a lot of cross-sell opportunity and all of those elements that Sandeep spoke to on the growth elements. But to be specific on that EPS number, we think that EPS number is exclusively through gross margin and operating expense. And so, we’ll give ourselves some grace to perhaps even improve upon that as we think about the revenue synergies.

Sandeep Sahai: Yeah. I would just add.

Michael Infante: Very helpful. Thank you, both, and congrats again.

Sandeep Sahai: Thank you.

Operator: Thank you. We now have Rishi Jaluria with RBC on the line.

Rishi Jaluria: Wonderful. Thanks so much for taking my questions. Really exciting to see this news. I have two questions. One for Sandeep, one for Jim. Sandeep for you is just a follow-up on the prior one on integrated technology, one of the huge benefits you’ve had over your – the incumbent legacy competitors is not just in the cloud-native, but it’s also been a fully integrated stack, whereas a lot of the others have been reliant on M&A and you kind of compare to the Frankenstein stack. Can you walk us through the technological roadmap to actually integrate this and not only say, hey, we have two platforms that are truly multi-tenant, single instance, cloud-native, but how that be seamless on one single cloud-based, one single architecture. And then I’ve got a quick follow up for Jim.

Sandeep Sahai: Yeah, Rishi, thank you for that question. Look, it’s vitally important. I think what you asked right now is really the core of a platform. If you talk about a true front-to-back, and that’s made up of 20 different technologies and 10 different code bases, then that is just not what the industry needs. So – but let’s talk about that, where does Clearwater start? Clearwater sort of starts post trade. And once the trading was done, it starts post-trade and I’m generalizing for a fact. But the point is we start with data ingestion from the trading sources and data aggregation and so on and so forth and the accounting and things like that. And if you look at where Enfusion is, the strength is in the trading itself, the front office systems. Do they do some accounting? Of course, they do. But the strength of that company and the platform they’ve built is in the front office and that’s what we hope do is take components of what Enfusion has built, marry that with the components Clearwater has built and then come up with one platform which is end to end.

Now, like I was saying before, if it wasn’t built on the same technology stack, this would have been very hard to do, some might say even impossible to sort of achieve in a reasonable period of time. But the fact that they use the same technology stack gives you a bunch of confidence that this can be done in a reasonable period. So – but I do think that the mental model you might wish to have is sort of a lot of the pre-trade strength comes from the Enfusion platform and a lot of the post-trade strength comes from the Clearwater platform. And both of us do a little bit of both sides. But the mental map I would love for you to create is that break between the two technologies and the platforms.

Rishi Jaluria: Got it. Thanks, Sandeep. That’s really helpful. Jim, for you, we appreciate all the detail that you provided and that signals a key impact. Maybe if you could help us understand after the deal closes, what sort of metrics and kind of information are you willing to give us? The reason I asked that is, we talk about synergies, talk about cross-sell.

But I think, underlying what investors want to see is the core Clearwater ex-Enfusion is still growing above 20% and at the same time you’re able to take where Enfusion is growing and potentially accelerate that, again it becomes over time difficult to disaggregate them. But maybe can you help us understand, as you think about bringing these two pieces of business together, how we should be thinking about what the cadence of disclosures going forward may look like? Thanks.

Jim Cox: Sure. Thanks. So, I think that if you go to slide, I think it’s 12 of the deck, you’ll see a number of the financial impact metrics that we’ve shown. I think it’s important to understand that we continue to focus on 40% overall margin, net revenue retention of 115%, revenue growth of 20%. Those long-term goals remain unchanged. And when you look at Q3, we were nearly at 115% for Clearwater ourselves there in net revenue retention. And so what we wanted to do was provide a reset for our clients to understand that kind of our initial joint company and let folks understand kind of even if you weren’t to impact in any way the Enfusion metrics, what would it look like on a combined basis between us so that investors had an understanding of that. And that’s that mid- to high-90s gross revenue retention and that about 110% net revenue retention. Now, we will drive that – those metrics right back to the levels that we kind of have articulated in our long-term goals.

So, I think we will obviously share more updates as we go through. But you’re exactly right, Rishi. At some time, these two entities will combine together and we will think about things together. But I think our brand is to be very transparent and very clear with investors and do what we say. And so I think, to be blunt, I’m not sure we’ve thought through all of those pieces three quarters out exactly what we’ll do. But I think you have our commitment to be transparent and be able to show transparently how we’re doing as a business.

Rishi Jaluria: Got it. I appreciate that. Thank you so much, guys.

Sandeep Sahai: Thank you.

Operator: Thank you. We now have Alexei Gogolev with JPMorgan. Please go ahead.

Ella Smith: Hi. This is Ella on for Alexei. So thank you for taking our questions. First, we’re hoping that you could clarify a bit more how the acquisition of Enfusion integrate with previously acquired assets, in particular JUMP?

Sandeep Sahai: Hey, Ella. This is Sandeep here. So when you think about the two other acquisitions we have done, one is Wilshire and one is JUMP. So, the Wilshire thing is pretty straightforward. I think the risk and analytics they bring to the market is we didn’t have that capability earlier anyway near at that depth and Enfusion does some already, but nowhere near that depth. So, I think Wilshire is just easily accretive to our offering for clients.

The second one is about JUMP. So JUMP is somewhat in the similar business, but it is obviously a much smaller business compared to Enfusion, which is a fully scaled, globally leading platform. I do think that JUMP had built out capabilities which are very, very important for the European market and perhaps very specifically also for the French market. And while we’ve been building out capabilities and bringing JUMP’s business to the US, this sort of takes that away. It allows us to combine what Enfusion has built along with the capabilities of JUMP and create one comprehensive platform. And that’s why in my remarks I was talking about bringing the two engineering teams together and sort of delivering for asset managers and hedge funds around the world, I just think that whole power becomes stronger with more IP on both sides.

Ella Smith: That’s really helpful. Thank you. And for my second question, so if you look at the assets under administration right now at Clearwater, it’s mostly fixed income and alternative assets. What work has to be done to accommodate the other asset classes in Enfusion’s ecosystem, primarily equities?

Sandeep Sahai: Sorry, Ella, could you just repeat that question, please?

Ella Smith: Yeah, absolutely. So if you look at Clearwater’s existing assets under administration, the majority of them are fixed income and alternative assets. But Enfusion, of course, has a lot equities on its platform. So, I’m curious, as the assets under administration change at Clearwater due to the acquisitions and the introduction of more equities, what has to change at Clearwater to accommodate the new asset classes?

Sandeep Sahai: Thank you very much I get your question. Thank you for repeating that. Look, if you think about Clearwater’s book of record today, it has all the assets. So, we may do a lot more work on the fixed income side, on the alternative side. But we do account today for all the equities clients have. So, we do provide clients with a comprehensive view today. As a matter of fact, as you might know, we’ve taken feeds from all kinds of front office systems like Bloomberg AIM or whether that’s CRD or BlackRock’s Aladdin. So, we already bring in trades related to equities, fixed income instruments and structured products on our platform. So, we see that, Ella, as a pretty easy fix. I think we – frankly, I think we integrate with more than 20 front office systems. So becoming more natively integrated with Enfusion, I think that should be relatively easy to execute on.

Ella Smith: Great. Thank you so much.

Operator: Thank you. Your next question comes from the line of Dylan Becker with William Blair. You may proceed.

Dylan Becker: Hey, Jim, Sandeep. Congrats, guys. Maybe kind of jumping off of two other ones here, but on the dataset in and of itself, you made an interesting point, Sandeep, perhaps pairing with that general ledger functionality and kind of pre-trade and post-trade, how should we think about the opportunity to scale this dataset across kind of different asset class types now, but pairing that with kind of some of the incremental workflows and delivering greater automation capabilities for both asset owners and managers, kind of tied to that value proposition?

Sandeep Sahai: Yeah. Thank you for that question. When Oleg and Neil have talked to us, this was one of the most exciting things, which is that they have a really rich dataset sort of on the pre-trade side of the house. And because we take the feed from the end result on the positions from there, we have a really, really rich dataset on post-trade basis. So can we integrate both of these and derive insights and analytics? I think that is a really exciting possibility. That’s number one. But the more obvious one is when you think about the reconciliation that happens between data we get from the front and middle office, can we go out and for clients manage the data from the very front office all the way through the middle office and back office? And the benefits are enormous, because every handoff, if you will, sort of creates reconciliation issues. And if it’s all on one platform, flowing seamlessly bi- directionally, then you obviate the need for reconciliation. And if you can do that, then of course, the efficiencies are higher. The risk related to the data reconciliation is much lower. So, we do feel that the management of the data and the insights we can drive is frankly a very, very interesting aspect of this combination. So thank you for asking that question. It is super exciting that we would be able to do that for our clients.

Dylan Becker: Okay. Yeah. That’s very helpful. Maybe to sticking on the international side, I know you touched on kind of JUMP was an initial expansion opportunity there. Enfusion has a pretty healthy presence, maybe thinking about kind of the opportunity larger than it is today relative to the share of the business mix by incremental investment, but how you drive global brand awareness and think about the international segment? Thanks.

Sandeep Sahai: Yeah. We’re very excited about this international business. And I know you all have been covering us for a while and we have continued to make investments, and frankly seen good growth. But you also see us continue to spend money in, and for example, if you look at Asia, the number of employees we have is single digit, and Enfusion has a very solid presence in Hong Kong and Singapore and in Australia. So does that give us an ability to go to market more forcefully? Absolutely. Do clients get more confidence because we have boots on the ground? I think so. So all of that, I feel is still in the service of can we accelerate their growth and ours? I think the same thing is true in Europe, but somewhat a lower degree, because we have considerable presence and so do they. And so, can we combine these two and be more present, if you will? I absolutely believe that. And it’s – we haven’t stressed on it enough, but being able to go globally to our clients and have the support infrastructure globally, I do think is a big part of this combination.

Dylan Becker: Great. Thanks, guys. Congrats again, and congrats to Oleg and team on the call as well. Thanks.

Operator: Thank you. We now have Andrew Schmidt with Citi.

Andrew Schmidt: Hi, Sandeep. Hey, Jim. Congrats on this deal. A lot of good industrial logic here before to seeing how the deal progresses. First question on just the bridge to the 20% growth for Enfusion, maybe you can – I know you talked about this in the prepared remarks, maybe break that down a little bit more, some of it sounds like it’s intensifying the core business a little bit more and then there’s some cross-sell activity, but maybe if you could talk a little bit about the drivers there and the confidence level and the reacceleration. And, as a part of that, as I alluded to, part of this seems to be intensifying the hedge fund business. I know we talked a lot about the traditional asset management business, but maybe if you could talk about more specifically just how you can intensify the growth in the hedge fund side of things? Thanks a lot, guys.

Sandeep Sahai: Yeah. Thank you for the question. On the hedge fund, I think, as you know, Enfusion has by far, I think, a leadership position in that market and they have a platform which is respected around the world. And so they have a really strong position in that market. What they’ve done, I think, is also tried to devote some amount of energy to the asset management world over the last several years. And I think what a combination allows us to do is to take all of the engineering and product talent we have in the asset management world and combine that with the asset management talent they have focused on that market. But as a consequence of that, what that allows them to do is to create a team which is focused only on hedge funds. So instead of diluting the focus between hedge funds and asset managers, we think we can bring the engineering horsepower to create a separate team focused on asset managers and create a separate dedicated team focused on hedge funds. And at least I’ve always found that when you have a dedicated and focused team, they win. And when you get these teams to do two and three things, they tend to get diluted. So, I do feel that we want to continue to make very strong investments in hedge funds, have a dedicated team go at it. And I do believe that that will accelerate there the capture of that market.

Andrew Schmidt: Got it. That’s super helpful. Thank you so much, Sandeep. And then maybe on the managed services opportunity, could you elaborate a little bit more about what that looks like? Clearly, Clearwater has done a lot on that side. It seems like it’s an opportunity for Enfusion and benefits to gross margin, but also benefits to client satisfaction, retention rates and things like that. So if you could drill down, talk about the opportunity there, that’d be helpful.

Thank you.

Sandeep Sahai: Yeah. Absolutely. So, look, over the last four years, our Head of operations, Subi Sethi has built an absolute machine, which she built out a team of leaders and really a full team around the world which delivers just amazingly. And you can look at our gross margin progression over the years, and it has ticked up and up and up. And the good news there is there’s still room to go.

I think we had spoken about an 80% gross margin target in the long term. And about a year-and-a-half back, we took that back and said, actually, it’s going to be a little bit higher the long-term gross margin target. We didn’t provide a number, but the point is we know how to run that. We know how to run operations very, very effectively. For Enfusion, I think it’s more nascent. And they started their managed services business. The scale of what they do is somewhat lower. And so can we bring some of our knowledge and frankly some of our infrastructure to play? I absolutely believe that.

So, our sense is that we can do two things for managed services. Firstly, we can get it to grow a lot faster. That’s number one. But number two, we can actually get it to be a whole lot more efficient in terms of gross margin. And so, we think that is – that’s an easy one where we can improve gross margin of the overall business while accelerating growth. So that’s an exciting one for us and the combination.

Andrew Schmidt: Thank you very much, Sandeep. Congrats again on the deal.

Sandeep Sahai: Thank you.

Operator: We now have David Unger with Wells Fargo on the line.

David Unger: Great. Thanks for squeezing me in. Can you just talk through your view of the hedge fund industry in terms of how they managed tech investment management spend as a percentage of AUM mix and the relationship of that between managing head count growth and tax spend? Thank you.

Sandeep Sahai: I don’t think we have a sense of the head count growth needed. I do think it will be obviously they’ll continue to operate very independently till close. What we have been saying is that we think we have metrics for the business of how, what efficiency we should get, what productivity we should get, the average cost structure of it. So really our sense right now is that there is an ability to improve that gross margin quite meaningfully in the hedge fund world. Obviously, a large portion of the business of Enfusion is hedge funds. So, if we can improve their gross margin there, we think that flows down to the part of the synergy we talked about. And so, I don’t know, Jim, whether you would add anything to that.

Jim Cox: Yeah. I think that – I think what you said is great. I think the overarching thing to think about is as a combined entity, this is – it’s 28%, 29% of kind of the total business. So when you think across kind of what it’s most financial services firms, what percentage of their overall business is serving hedge funds, when you think of these bulge bracket banks that you all would understand more so that at that level it is just an improvement in our overall portfolio of opportunities to win and then an incremental market for us to go and serve. And I think that they are very successful hedge funds. And so, I think we look to do more with those firms.

David Unger: Thank you very much.

Operator: Thank you. Your next question comes from Peter Heckmann with D.A. Davidson.

Peter Heckmann: Hey. Good morning. Nice strategic deal and one that we suspected might have happened at some point. Just trying to do some calculations around some of your figures here. But you talked about gross leverage about 3.7 times. But I guess after terminating the TRA at Clearwater and then including the thought from terminating the TRA at Enfusion, it seems like post deal, shouldn’t Clearwater actually being close to about $250 million, $275 million in cash, which would make net leverage closer to about 2.5 times, does that math work?

Jim Cox: That’s right. Net leverage at closing, Pete, we expect to be under 3 times. Yeah. Yeah.

Peter Heckmann: Okay. Okay. Great. And then in terms of just thinking about the – just the margin expansion in Enfusion, you expect that to really start immediately [indiscernible] (01:07:53) public company costs and there’s other things, but looking to drive those margins up into the high-20s by the end of 2026, and I guess when you think about that and those cost synergies, can you bucket out some of that and kind of think about the relative difficulty of those buckets? I assume some will be relatively easy, some might be a little bit more difficult to realize.

Jim Cox: I think we feel very confident in, and so, I think Sandeep has spent some time talking about the gross margin side. And we feel very confident in our ability that, frankly, we’ve proven it with ourselves. And I think we see a lot of the same patterns here. And so, I think we have high confidence around that.

With respect to the $20 million of operating cost synergies, I think those are the typical things that you would expect in a public-to-public company framework. And so, I think, obviously, as we get into more, we’ll understand more. And so – but I think we do have high confidence around that. I think if you do all this math, you might say hey, wait a second, you might see more margin improvement than what we’ve said on the 400 basis points each year. And I think that that is – there’s always things that you don’t know. And so, I think as we guided to that 400 basis points each of those first two years, it takes into consideration that there’s always things that you learn along the way. And so, I think that’s why we have really high confidence in the margin expansion that we’ve disclosed here. Sandeep?

Peter Heckmann: Okay. Great. Well, it looks like a great deal for additional details as we go ahead.

Sandeep Sahai: Thank you so much. Yeah. Appreciate it, Pete.

Peter Heckmann: Thanks, Sandeep.

Operator: Thank you. We now have Arvind Ramnani with Piper Sandler.

Arvind Ramnani: Hi. Congrats on a great deal and all the good questions have been taken away. But just a couple of quick ones. When you entered in this deal, was it a competitive situation where you had to kind of push the price up a little bit? And then, conversely, if there was not, like kind of what’s the kind of potential for someone else to come in and make it a bit more competitive?

Sandeep Sahai: Yeah. Thank you. Look, I obviously believe that this is a good combination for both the Enfusion team and for us. And really, most importantly for clients, when you think the clients’ ability to get a front-to-back solution from a single partner, I think that is exciting. And when you think about that, Arvind, that that’s what creates opportunities for employees and for shareholders is a client better served. So, I’d like to believe that we were very preferred.

The level of competition, I frankly don’t know enough about it. But the point is, yes, many, many, many people have seen Enfusion as a really high quality business. They have a truly amazing product. They have very high customer satisfaction in the business. So, I got to believe that many people did look at it very, very seriously and with varying degrees of interest in the process. So, we think we paid what is appropriate for Enfusion shareholders, but also obviously we were very much focused on what it does for our shareholders. And what we found, Arvind, was two things. One is, hey, this can help accelerate growth in a very, very meaningful way. And secondarily, there’s 800 bps of margin improvement we can underwrite. So, it felt like a really good strategic deal for the company.

Jim Cox: And then just to answer your question, it was a competitive deal, it was competitive, but the whole background, it will obviously get disclosed in the Enfusion proxy, et cetera.

Arvind Ramnani: Thanks both Sandeep and Jim, I have known you for a while and I know you are fairly kind of sophisticated operators. And I also realize that you don’t have like unlimited funds to acquire a lot. When you look at this, did you look at kind of the range of options available and said, hey, this is the one we really feel kind of strongly towards whether this did not work out kind of with any other assets out there?

Sandeep Sahai: Yeah. I can just say that we did some small things about two-and-a-half years back and then working with the board we set up, we hired someone at a very senior level who has done acquisitions and grown businesses for many, many years in other companies in our industry. And so we went through a very, very exhaustive process about what makes sense, what the technological integration opportunities are and what the difficulty of that is. So, this was a robust process, which I’ve got to say has been going on for more than 18, 24 months. And I just want to say also that we have talked with Enfusion forever. We have admired the company from a distance for many, many years. We have continued to meet at the executive level for many, many years. So, this was nothing which was like, hey, here’s an opportunity. It was actually a long, long way coming. So, we think it’s very strategic for us and uniquely so.

Arvind Ramnani: Perfect. Congratulations. And I look forward to hearing more the next earnings call.

Sandeep Sahai: Thank you so much.

Operator: We now have Gabriela Borges with Goldman Sachs on the line. You may proceed with your question.

Gabriela Borges: Hey, good morning. Thank you for taking the questions. Sandeep, I wanted to get your assessment of how you think about both Enfusion and Clearwater’s ability to come up-market. Maybe just give us the state of play, what are your priorities as a combined company in terms of, A, you still have milestones to hit either from a technical standpoint, product standpoint or a go-to-market standpoint to be able to come up-market? And where does that lie in your list of priorities as a pro forma company? Thank you.

Sandeep Sahai: Yeah, Gabriella, thank you for the question. Look, I think that if you talk about my priorities, I think Jim said it somewhere in the call, he said it’s about growth, growth, growth and then profitability and synergy. So, it is about growing but from a client-centric point of view. So, it’s not just growing at all costs. So where do we go up-market? I think if you – the number one area is asset management.

Asset management, as you know, we have some of the largest asset managers for a long time, and Enfusion has committed, Gabriela, from the other side. So really from the hedge fund and the smaller asset managers and the somewhat bigger asset managers. And as you know, the functionality needed for both of those are very, very different. But it’s obviously a common plane of functionality. And so what we are hoping to do, Gabriela, is bring these two things together under a common leadership so that we can take all the intellectual property, put it together, put the GTM teams together, and accelerate growth on both sides. And that is the rub. If we can do that successfully, then the entire value of this combination comes through. Now we feel really good about this, because we have operated well. We operate well, we operate at a high level and we expect to continue to do that. But finally, just to also get to the crux of the question, this is not easy, but none of this would have been easy, I mean, combining with Enfusion, which has very, very similar technology stack and very, very similar architecture is by far we found the best opportunity we have to create absolutely an industry-leading front-to-back solution which doesn’t quite exist using native cloud technologies. So look, I think there is work here. There is no immediate, wow, everything just sort of works. But I do feel the potential of this combination is enormous.

Now, on the other hand, can you get synergies and continue to deliver the bottom line expansion? Yeah, that’s quite exciting, too, is that we can deliver 400 bps in year one and 400 bps in year two and perhaps more. So, it feels like it solves a market need. It solves the faster growth and it solves for greater profitability. So that’s obviously what excited, which why we took this, and it’s a transformative deal for us. It’s much bigger than what we’ve ever done. And so, we did not do this without a lot of care, if you will. Jim, I don’t know whether you’d add anything to that.

Jim Cox: No. Well said. Well said.

Gabriela Borges: Thanks. Yeah. I got it. Thank you. And maybe for the follow-up, Sandeep, you mentioned a few times, including just then, how similar the technology stacks are. Maybe just expand on that a little bit. We’ve seen acquisitions before where it’s a SaaS company acquiring another SaaS company, and nonetheless it requires a heavy lift sometimes even with SaaS to SaaS. So maybe just elaborate a little bit when you say similar technology stacks, what do you mean, share with us a little more detail? Thank you.

Sandeep Sahai: Yeah. Thank you, Gabriela. I think – look, I think that, as you said right now, the technology stack makes it easier, but it doesn’t solve the problem, right? It’s just said okay, because you have similar technology stacks, those are easier to integrate and build. I think what makes this combination somewhat more approachable and easier is really the functionality is that our focus has always been post-trade. So a lot of the functionality, great levels of detail is really in the post-trade world, middle, back office. And really when you think about Enfusion, a lot of their heavy lifting is in the front office. And I want to be cautioned to say it’s not like Enfusion doesn’t do the middle, back office. It’s not like we don’t do the front office. But when you think about the heft of the platform, it’s in different parts of the value chain. And therefore, I don’t think you have to worry about massive levels of overlap and how do you sort of pick the right functionality and the components and bring it all together. I think it’s quite clean. Having said that, no technology integration is easy, but I feel this one is set up and primed very, very nicely.

Gabriela Borges: That sounds good. Thank you very much.

Sandeep Sahai: Thank you. Thank you, Gabriela.

Operator: Thank you. We have our final analyst question from Yun Kim with Loop Capital Markets on the line.

Yun Kim: Hey. Great. I’ll make this pretty quick. Jim, what is the typical contract length and billing cycle for Enfusion and do you expect to change that contract structure when the contracts come up for renewals?

Jim Cox: No. We don’t plan to change the contract length. They have a very consistent contracting structure to us where they’re billing monthly. And so, I think that will – there will be a number of things that I think we will look to, just like when we look back to 2022 and some of the things that we did to build more durability and stability into our own business, I think we can apply many of those same lessons to their contracting structure going forward as well.

Yun Kim: Okay. Great. Thank you so much and congrats on the acquisition.

Sandeep Sahai: Thank you.

Jim Cox: Thanks.

Operator: Thank you. That does conclude our question-and-answer session. I would like to hand back to our CEO, Sandeep, for some final comments.

Sandeep Sahai: Thank you, everyone, for being on this call. Look, I just wanted to say we’re very thankful for the trust that you showed in us and in what we do. We’re also thankful for the trust we get from our customers and our employees. I think it’s an exciting opportunity for all three constituents and we look forward to delivering on those promises in the days and years ahead. So thank you all. Thank you for joining the call.

James Cox: Thanks.

Operator: Thank you for joining today’s call. I can confirm it has now concluded. You may now disconnect your lines and please enjoy the rest of your day.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Clearwater’s and Enfusion’s management’s beliefs and assumptions and on information currently available to management. Forward-looking statements include information concerning the following factors in reference to Clearwater and/or Enfusion: the timing of the consummation of the acquisition and the ability to satisfy closing conditions, possible or assumed future results of operations, possible or assumed performance, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater’s and Enfusion’s control, that may cause Clearwater’s and Enfusion’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to successfully close the acquisition, Clearwater’s ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the US Securities and Exchange Commission (the “SEC”) on February 29, 2024 and in Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, and in other periodic reports filed by Clearwater and Enfusion with the SEC. These filings are available at www.sec.gov and on Clearwater’s and Enfusion’s respective websites. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent Clearwater’s and Enfusion’s management’s beliefs and assumptions only as of the date of this communication and should not be relied upon as representing Clearwater’s or Enfusion’s expectations or beliefs as of any date subsequent to the time they are made. Clearwater and Enfusion do not undertake to and specifically decline any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater or Enfusion, as applicable.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information and Where to Find It

In connection with the acquisition, Clearwater will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Clearwater’s common stock to be issued pursuant to the acquisition, which will include a prospectus of Clearwater and a proxy statement of Enfusion (the “proxy statement/prospectus”). Each of Clearwater and Enfusion may also file other documents with the SEC regarding the acquisition. This communication is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the acquisition. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to Enfusion’s security holders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater’s website at investors.clearwateranalytics.com. Copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion’s website at ir.enfusion.com.

Participants in the Solicitation

Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater’s directors and executive officers is available in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024, and in the proxy statement/prospectus (when available). Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding theTransaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater’s website at investors.clearwateranalytics.com. and copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion’s website at ir.enfusion.com.